Exhibit (d)(28)(i)

MFS Research International Portfolio

SCHEDULE A

Percentage of average daily net assets
MFS Research International Portfolio	0.345% of first $2.5 billion of such assets plus 0.325% of such assets over $2.5 billion

BRIGHTHOUSE INVESTMENT ADVISERS, LLC	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By: /s/ Kristi Slavin	By: /s/ Carol Geremia
Kristi Slavin	Name: Carol Geremia
President	Title: President